Exhibit 99.1

COACH Trial Interim Topline Week 26 Data June 9, 2025 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Cautionary Note on Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding TransCon hGH’s ability to complement TransCon CNP’s holistic treatment of achondroplasia; the potential for the combination of TransCon CNP + TransCon hGH to further transform the treatment of achondroplasia and boost growth ~3x above that observed with CNP monotherapies; the expected timing of Week 52 data from the COACH Trial; our plan to begin a Phase 3 trial in Q4 2025; our planned new trials to support TransCon CNP + TransCon hGH treatment in additional indications such as hypochondroplasia; our ability to become the leader in growth disorders and musculoskeletal health; plans and objectives of management for future operations and commercialization activities; and future results of current and anticipated products and product candidates, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission (SEC), including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on February 12, 2025, particularly in the sections titled “Risk Factors” and “Operating and Financial Review and Prospects.” In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events, changed circumstances or otherwise after the date of this presentation. This presentation concerns anticipated products that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration or any other foreign regulatory authority. These anticipated products are currently limited by Federal law to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated. © 2025 Ascendis Pharma. Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, and TransCon are trademarks owned by the Ascendis Pharma group. 2 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Executive Summary COACH is the first clinical trial to evaluate once-weekly TransCon CNP and once-weekly TransCon hGH combination treatment in children with achondroplasia (ACH) Interim topline Week 26 data from the Phase 2 COACH Trial demonstrated: æ For TransCon CNP treatment-naïve cohort, mean annualized growth velocity (AGV) was 9.14 cm/year with an improvement in mean ACH height Z-score of +0.53 over 26 weeks æ For TransCon CNP-treated cohort, mean AGV was 8.25 cm/year with an improvement in mean ACH height Z-score of +0.44 over 26 weeks Children treated with TransCon hGH and TransCon CNP demonstrated accelerated improvement in body proportionality at Week 26, aligning with the increase in linear growth Bone age advanced in line with chronologic age Safety and tolerability data were consistent with those observed for TransCon hGH and TransCon CNP monotherapies; combination treatment was generally well tolerated, with generally mild treatment-emergent adverse events (TEAEs) TransCon hGH boosted treatment benefits of TransCon CNP with an observed safety profile consistent with monotherapies Data on file, Ascendis Pharma 2025. 3 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Expanding the Treatment Paradigm

- TransCon hGH expected to complement TransCon CNP's holistic treatment of achondroplasia, combining distinct modes of action

In achondroplasia, overactive FGFR3 signaling acts as a **BRAKE**, inhibiting bone growth[3,4]

TransCon CNP releases the brake enabling GH to **ACCELERATE** outcomes


GH/CNP exert different effects on the Growth Plate1-7
Resting zone
Direct effects of GH: Recruitment of stem cells
Proliferative zone
Direct/indirect effects of GH: Chondrocytes increase in numbers
Pre-hypertrophic zone
Stimulatory effect of CNP: Release the FGFR3-induced BRAKE
Hypertrophic zone
Indirect effects of GH: Chondrocytes grow and differentiate
Calcification zone
Ossification zone
TransCon CNP releases the brake
Lift Brake
Press Accelerator
TransCon hGH presses the accelerator

Figure adapted from: Šromová, V, et al. *Cells* 2023, 12, 2576.

The combination of TransCon CNP + TransCon hGH could further transform the treatment of achondroplasia

1. Blum WF, et al. *Endocr Connect.* 2018;7(6):R212-R222. 2. Devesa J, et al. *Clin Med Insights Endocrinol Diabetes.* 2016 Oct 12;9:47-71. 3. Rintz E, et al. *Int J Mol Sci.* 2022; 23(11). 4. Krejci P, et al. *PLoS One.* 2008; 3(12): e3961. 5. Horton WA, et al. *Lancet.* 2007; 370(9582):162–72. 6. Miyazawa T, et al. *Endocrinology.* 2002; 143(9): 3604-10. 7. Yasoda A, et al. *Nature medicine.* 2004; 10(1): 80-6.

4 | Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

First Phase 2 Combination Trial of CNP + hGH in Children with Achondroplasia



Week 26
Interim Analysis
Week 52
Primary Analysis
N=12 TransCon CNP treatment-naïve cohort
TransCon CNP-treated in ACcomplisH/AttaCH
N=9 TransCon CNP-treated cohort

Primary Efficacy Objective
- Evaluate effect of combination treatment with TransCon CNP and TransCon hGH on linear growth compared to TransCon CNP alone

Population
- Children with achondroplasia, aged 2-11 years, with open epiphyses

Treatment
- TransCon CNP 100 µg/kg/week + TransCon hGH 0.30 mg hGH/kg/week

Primary Efficacy Endpoint
- Annualized growth velocity (AGV) at Week 52

Secondary Endpoints
- Change from baseline in height Z-score
- AGV over time
- Upper to lower body segment ratio (body proportionality)

Safety Endpoints
- Treatment-emergent AEs, including injection site reactions

Data on file, Ascendis Pharma 2025.

5
Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Demographics and Baseline Characteristics (1/2) TransCon CNP Treatment-Naïve TransCon CNP-Treated Full analysis set at COACH screening Cohort (N=12) Cohort (N=9) Age at screening, years, mean (min, max) 4.67 (1, 9) 7.89 (5, 10) Age group, n (%) < 5 years 6 (50.0) 0 5 to < 8 years 5 (41.7) 3 (33.3) ≥ 8 years 1 (8.3) 6 (66.7) Sex, n (%) Male 8 (66.7) 6 (66.7) Female 4 (33.3) 3 (33.3) Genetic variant, n (%) 1138G>A 11 (91.7) 8 (88.9) 1138G>C 0 1 (11.1) 1144G>A 1 (8.3) 0 Data on file, Ascendis Pharma 2025. 6 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Demographics and Baseline Characteristics (2/2) TransCon CNP Treatment-Naive TransCon CNP-Treated Cohort (N=12) Cohort (N=9) Full analysis set at COACH screening Age at screening, years, mean (min, max) 4.67 (1, 9) 7.89 (5, 10) Years of exposure to TransCon CNP 100 µg/kg/wk, Not Applicable 2.56 (2.30, 2.95) mean (range) AGV (cm/year), mean (SD) 4.92 (2.18) 5.14 (0.53) ACH-specific* height Z-score, mean (SD) 0.46 (0.70) 1.28 (0.81) CDC-based** height Z-score, mean (SD) -4.46 (0.77) -4.04 (0.66) IGF-1 SDS, mean (SD) -0.63 (1.32) -0.70 (0.48) Trial population is representative of children with achondroplasia, except for the observed growth benefit in the TransCon CNP-treated cohort Data on file, Ascendis Pharma 2025. *Hoover-Fong JE, et al. US. OrphanetJ Rare Dis. 2021;16(1):522. **CDC Stature for Age Charts, available at: https://www.cdc.gov/growthcharts/who-growth-charts.htm 7 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Overview of Treatment-Emergent Adverse Events All Participants (N=21) n (%) Safety Analysis Set Treatment-Emergent Adverse Event 15 (71.4) Grade 1 (Mild) 12 (57.1) Grade 2 (Moderate) 7 (33.3) Grade 3 (Severe) 1 (4.8) Grade 4 & 5 (Life-threatening or Death) 0 Treatment Related Adverse Events 7 (33.3) Adverse Events (AEs) of Interest Injection site reactions TransCon CNP 3 (14.3) Injection site reactions TransCon hGH 4 (19.0) Symptomatic hypotension 0 Fractures 0 Serious Adverse Events (SAEs) 1 (4.8) AE that led to discontinuation of study drug 0 AE that led to withdrawal from trial 0 AE that led to death 0 Safety and tolerability data comparable to monotherapies and TEAEs were generally mild Data on file, Ascendis Pharma 2025. Data cutoff date: 15 May 2025 8 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Safety and Tolerability Combination treatment showed safety data consistent with those observed for TransCon hGH and TransCon CNP monotherapies, and was generally well tolerated, with generally mild TEAEs Majority of TEAEs were mild (Grade 1) or moderate (Grade 2) and typical for children of these ages No TEAEs led to discontinuation of any treatment or withdrawal from the trial and no SAEs were assessed as related to study drugs No fractures or other bone-related safety events observed No evidence of hypotensive effect No deaths were reported Injection tolerability was consistent with that observed for TransCon hGH and TransCon CNP monotherapies, with all events adjudicated as mild Data on file, Ascendis Pharma 2025. 9 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Combination Treatment Growth at Week 26 TransCon CNP Treatment-Naïve Cohort (N=12) AGV (Mean) ACH Height Z-Score (Mean) 10 0.99 1.0 9.14 0.9 9 0.8 8 1 0.7 +0.53 7 +4.231 P=0.0009 0.6 AGV 6 P=0.0063 ACH Height 0.5 0.46 (cm/year) Z-Score 4.92 0.4 5 0.3 4 0.2 3 TransCon CNP + TransCon hGH 0.1 Baseline TransCon CNP 2 Treatment-Naïve Cohort 0.0 Baseline Week 26 Baseline Week 26 TransCon CNP + TransCon hGH treatment demonstrated significant growth improvements 1Gray arrow indicates change from baseline Data on file, Ascendis Pharma 2025. 10 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Combination Treatment Growth at Week 26 TransCon CNP-Treated Cohort (N=9) AGV (Mean) ACH Height Z-Score (Mean) 9 8.25 1.8 1.72 8 1.6 +0.441 1.4 1.28 7 P=0.0002 +3.101 1.2 6 P=0.0006 AGV ACH Height 1.0 (cm/year) 5.14 5 Z-Score 0.8 0.6 4 0.4 3 TransCon CNP + TransCon hGH 0.2 Baseline TransCon 2 CNP-Treated Cohort 0.0 Baseline2 Week 26 Baseline Week 26 Combination treatment demonstrated boosted growth in TransCon CNP-treated children 1Gray arrow indicates change from Baseline 2 Baseline AGV calculated as annualized growth over the 52 weeks preceding the COACH Trial Data on file, Ascendis Pharma 2025. 11 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Combination Treatment Mean AGV at Week 26 20 9.14 cm/year TransCon CNP Treatment-Naïve 15 8.25 cm/year TransCon CNP-Treated 97th AGV (cm/year) 10 50th Average Stature 3rd 5 95th 50th Achondroplasia 5th 0 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 4.92 cm/year Age 5.14 cm/year Baseline TransCon CNP Treatment-Naïve (years) Baseline TransCon CNP-Treated TransCon CNP + TransCon hGH treatment exceeded AGV 97th percentile of average stature children Adapted from: Hoover-Fong JE, et al. Am J Clin Nutr. 2008 Aug;88(2):364-71. Natural history AGV curves presented for male children; curves for average stature children from 0-3y reflect 10th, 50th, and 90th percentile. Data on file, Ascendis Pharma 2025. 12 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

COACH Body Proportionality at Week 26 0.02 0.02 0.01 TransCon CNP Treatment-Naïve 0.01 TransCon CNP-Treated Cohort (N=12) Cohort (N=9) 0.00 0.00 -0.01 -0.01 -0.02 -0.02 Upper to Lower Body Segment Ratio -0.03 -0.03 Change from Baseline (Mean (±SE)) -0.04 -0.04 Improvement -0.05 -0.05 -0.06 -0.06 -0.07 -0.07 -0.08 Baseline Week 13 Week 26 -0.08 Baseline Week 13 Week 26 TransCon hGH + TransCon CNP treatment demonstrated accelerated improvement in body proportionality, aligning with the increase in linear growth Data on file, Ascendis Pharma 2025. 13 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Combination Treatment Program Next Steps Week 26 data demonstrated the potential to boost growth ~3x above that observed with CNP monotherapies over the same period, supporting the scientific rationale for treating with TransCon CNP and TransCon hGH combined Week 52 data expected in Q4 2025 Plan to begin Phase 3 trial in Q4 2025 Ongoing and planned new trials to support TransCon CNP + TransCon hGH treatment in additional indications such as hypochondroplasia With once-weekly TransCon hGH and TransCon CNP, we believe Ascendis is well-positioned to be the leader in growth disorders and musculoskeletal health Data on file, Ascendis Pharma 2025. 14 Combination treatment with investigational TransCon CNP and TransCon hGH is investigational. For investor communication only. Not for use in product promotion. Not for further distribution.

Thank you